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                             November 24, 2020

       Howard Yu
       Chief Financial Officer
       Envista Holdings Corp
       200 S. Kraemer Blvd., Building E
       Brea, California 92821-6208

                                                        Re: Envista Holdings
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 21,
2020
                                                            File number
001-39054

       Dear Mr. Yu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis
       Non-GAAP Measures, page 51

   1. With respect to your disclosures relating to Sales and Non-GAAP Measures, please address the following:
                                                            You present a
discussion of your Non-GAAP Measures on page 51 and a narrative beginning on page
53 focused on your core sales growth, a non-GAAP measure. A
                                                            similar
presentation is included beginning on page 43 of your October 3, 2020 Form
                                                            10-Q. Please
confirm that you will revise your presentation in future periodic reports to quantify
and explain significant factors that affected your GAAP sales preceded by any
discussion of your non-GAAP measures.
                                                            Please confirm you
will quantify the effect that changes in price versus volume had on the change in
sales in future filings. For example, we noted a significant decline in sales in the
nine months ended October 2, 2020 for which it is unclear how much
 Howard Yu
Envista Holdings Corp
November 24, 2020
Page 2
              of the decline related to price versus volume and if the decrease in volume was related solely to COVID-19 or other factors.
                Your presentation beginning on page 7 in Exhibit 99.1 of the Form 8-K filed October
              29, 2020 appears to include a full income statement presentation of non-GAAP measures which does not appear to comply with Question 102.10 of the Non-GAAP
              Financial Measures Compliance and Disclosure Issues. Please confirm you will revise your presentation in future earnings releases.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameHoward Yu                                  Sincerely,
Comapany NameEnvista Holdings Corp
                                                             Division of
Corporation Finance
November 24, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName